Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-268003

Prospectus Supplement No. 2

(To Prospectus dated April 25, 2023)

LIVEWIRE GROUP, INC.

This prospectus supplement updates, amends and supplements the prospectus dated April 25, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-268003). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2023, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

LiveWire Group, Inc.’s common stock and warrants are listed on the New York Stock Exchange under the symbols “LVWR” and “LVWR WS.” On May 9, 2023, the closing price of our common stock was $7.56 and the closing price of our warrants was $0.26.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves certain risks. See “Risk Factors” beginning on page 7 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 10, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 9, 2023

LiveWire Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-41511	87-4730333
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3700 West Juneau Avenue, Milwaukee, Wisconsin 53208

(Address of principal executive offices, including zip code)

(650) 447-8424

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, $0.0001 par value per share	LVWR	New York Stock Exchange
Warrants to purchase common stock	LVWR WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 8, 2023, the Human Resources Committee of LiveWire Group, Inc. (the “Company”) reviewed and recommended, and on May 9, 2023, the Board of Directors of the Company approved and adopted the LiveWire Group, Inc. Executive Severance Plan (the “Plan”). All executive officers of the Company will participate in the Plan. The Plan provides that, upon a termination of the applicable executive officer’s employment (other than for cause or due to death, disability or voluntary retirement), the Company will pay such executive officer severance consisting of (i) a lump sum cash payment that varies between 6 and 12 months’ base salary (based upon organizational level, with 12 months for the Chief Executive Officer and President), (ii) a prorated short-term incentive plan payment for the year of termination (based on actual performance, calculated pursuant to the Plan), (iii) an amount equal to the product of the number of months provided under clause and (i) and the monthly amount of the Company’s contribution to the premiums for the executive’s medical coverage benefits. The receipt of such severance is conditioned upon the applicable executive officer’s agreement to certain restrictive covenants, including post-termination non-competition and non-solicitation covenants, and execution of a general release of claims in favor of the Company and its affiliates. An executive officer will not be entitled to benefits under the plan if the executive officer is entitled to severance, termination or similar benefits pursuant to the terms of an individual agreement in effect between the executive officer and the Company or an affiliate.

The Plan further provides that, to the extent payments under such plan would be considered “excess parachute payments” as defined in Section 280G of the Internal Revenue Code, such payments will (i) be reduced to a point at which they are no longer considered excess parachute payments (solely if the after-tax value of such payments to the executive officer, had such reduction not been applied, would be 110% or less of the after-tax value of the reduced payments) or (ii) be paid in full to the executive officer with the executive officer being personally liable for the excise tax.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits. The Following exhibits are furnished herewith:

Exhibit No.	Description

10.1	LiveWire Group, Inc. Executive Severance Plan

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2023	LiveWire Group, Inc.

	By:	/s/ Tralisa Maraj
Tralisa Maraj
Chief Financial Officer

Exhibit 10.1

LIVEWIRE GROUP, INC.

EXECUTIVE SEVERANCE PLAN

1. Establishment of Plan. LiveWire Group, Inc. has established the LiveWire Group, Inc. Executive Severance Plan to provide financial assistance through severance payments and other benefits to Executives whose employment with LiveWire Group is terminated in a Covered Termination. This Plan is effective as of May 9, 2023;

2. Definitions. As used in this Plan, the following terms shall have the respective meanings set forth below, and, when the meaning is intended, the initial letter of the word is capitalized.

(a) “Cause” means:

(i) The conviction of Executive of a felony or a crime involving moral turpitude, theft or fraud; or

(ii) Executive’s refusal to perform duties as directed in good faith by Executive’s supervisor, which failure is not cured within ten (10) days after written notice thereof from the LiveWire Group to Executive; or

(iii) Executive’s engaging in sexual harassment or any act involving theft or fraud with respect to the LiveWire Group, as determined by the Chief Executive Officer of the Company; or

(iv) Executive’s reckless conduct or willful misconduct which results in substantial harm (in relation to Executive’s annual compensation), as determined by the Chief Executive Officer of the Company, whether financial, reputational or otherwise, to the LiveWire Group

(b) “COBRA” means the provisions regarding healthcare continuation coverage set forth in Section 601 et seq. of ERISA and Code Section 4980B.

(c) “Code” means the Internal Revenue Code of 1986 and the rulings and regulations promulgated pursuant thereto, all as amended and in effect from time to time.

(d) “Committee” means the Human Resources Committee of the Board of Directors of the Company.

(e) “Company” means LiveWire Group, Inc., a Delaware Company, or any successor thereto.

(f) “Covered Termination” means the involuntary termination of an Executive’s employment with the LiveWire Group other than (i) for Cause, or (ii) as a result of the death or Disability of the Executive. Notwithstanding the foregoing, the transfer of an Executive’s employment to a comparable role within the LiveWire Group, or from the LiveWire Group to Harley-Davidson, Inc. or a subsidiary or affiliate thereof, shall not be a Covered Termination.

(g) “Date of Termination” means the date an Executive’s employment with the LiveWire Group terminates in a Covered Termination, which date shall not be less than twenty-five (25) days after the date on which notice of termination is delivered to Executive.

(h) “Disability” has the meaning ascribed under the long-term disability insurance policy then provided or made available to the Executive by or through the LiveWire Group. If there is no such policy or such term is not defined therein, then “Disability” shall mean the Executive’s incapacity due to physical or mental illness causing the Executive to be absent from the full-time performance of his or her duties with the LiveWire Group Employer for at least sixty (60) consecutive days.

(i) “ERISA” means the Employee Retirement Income Security Act of 1974 and the rulings and regulations promulgated pursuant thereto, all as amended and in effect from time to time.

(j) “Executive” means a person who, on such person’s Date of Termination, is classified by any member of the LiveWire Group as a common-law employee assigned to the organizational level of Vice President or above (or any successor to such organizational levels).

(k) “LiveWire Group” means the Company and its direct or indirect subsidiaries; provided that, for purposes of Section 2(p), the term “LiveWire Group” means the Company and each other corporation, trade or business that, with the Company, constitutes a controlled group of corporations or group of trades or businesses under common control within the meaning of Code Sections 414(b) or (c), applied by substituting “at least 50 percent” for “at least 80 percent” each place it appears.

(l) “LiveWire Group Employer” means the member of the LiveWire Group that employed the Executive immediately prior to the Covered Termination.

(m) “Monthly Base Salary” means the amount of the Executive’s average monthly base salary during either (i) if Executive has been employed by the LiveWire Group for twelve (12) or more consecutive months immediately prior to the Executive’s Date of Termination, the twelve (12) consecutive months immediately prior to the Executive’s Date of Termination, or (ii) if the Executive has been employed by the LiveWire Group for less than twelve (12) consecutive months immediately prior to the Executive’s Date of Termination, the consecutive months of Executive’s employment with LiveWire Group immediately prior to the Date of Termination.

(n) “Plan” means the LiveWire Group, Inc. Executive Severance Plan, as set forth in this document, together with any amendments that may be adopted from time to time.

(o) “Plan Administrator” means the Committee or the Company with respect to the matters delegated to the Company pursuant to Section 8 of the Plan.

(p) “Separation from Service” means the date on which an Executive separates from service (within the meaning of Code Section 409A) from the LiveWire Group. A Separation from Service occurs when the LiveWire Group and the Executive reasonably anticipate that no further services will be performed by the Executive for the LiveWire Group after that date or that the level of bona fide services the Executive will perform after such date as an employee of the LiveWire Group will permanently decrease to no more than 20% of the average level of bona fide services performed by the Executive (whether as an employee or independent contractor) for the LiveWire Group over the immediately preceding thirty-six (36) month period (or, if the Executive has not provided services for the LiveWire Group for the entirety of the immediately preceding thirty-six (36) month period, over such lesser period during which the Executive actually provided services). An Executive is not considered to have incurred a Separation from Service if the Executive is absent from active employment due to military leave, sick leave or other bona fide reason if the period of such leave does not exceed the greater of (i) six (6) months, or (ii) the period during which the Executive’s right to reemployment by the LiveWire Group is provided either by statute or by contract; provided that if the leave of absence is due to a medically determinable physical or mental impairment that can be expected to result in death or last for a continuous period of not less than six (6) months, where such impairment causes the Executive to be unable to perform the duties of his or her position of employment or any substantially similar position of employment, the maximum leave period under clause (i) may be extended by up to twenty-three (23) additional months without causing the Executive to have incurred a Separation from Service.

(q) “Severance Benefits” means the Severance Payment and any other benefit payable or that may be provided pursuant to this Plan.

(r) “Severance Payment” means the lump sum made to an Executive pursuant to Section 4(a) of this Plan.

(s) “Stock Plans” means the LiveWire Group, Inc. 2022 Incentive Award Plan, and any other existing or future plans for the issuance of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares or similar equity-based awards.

3. Eligibility for Severance Benefits.

(a) Core Eligibility Conditions. An Executive shall be entitled to Severance Benefits if each of the following conditions is satisfied:

(i) The Executive incurs a Covered Termination;

(ii) The Executive, on his or her Date of Termination, is classified by any member of the LiveWire Group as a common-law employee assigned to the organizational level of Vice President or above (or any successor to such organizational levels);

(iii) During the twenty-one (21) day period following the Executive’s Date of Termination, or within such longer period required by law as a condition of the Executive providing a valid release and waiver of age discrimination claims, the Executive executes (and does not revoke during any permitted revocation period) a release and waiver, in a form and in substance acceptable to the Company, of any and all claims that the Executive has or may have against the LiveWire Group and its affiliates (and its or their past or present executives, directors, officers, employees, successors, executors, assigns or representatives) arising out of the Executive’s employment or termination of employment (the “Claims”), including, but not limited to any and all claims arising out of contract (written, oral, or implied in laws or in fact), tort (including negligent and intentional acts), or state, federal or local laws (including discrimination on any basis whatsoever);

(iv) The Executive executes (or, in the case of an agreement or agreements that the Executive previously executed, reaffirms), in a form and in substance acceptable to the Company and as permitted under applicable law, a confidentiality agreement, an agreement regarding non-solicitation of other employees, a non-compete agreement, a non-disparagement agreement, and any other agreements contained within Company’s standard severance agreement and release as may be revised from time to time, with all such agreements operating in favor of the LiveWire Group; and

(v) The Executive is not entitled to severance, termination or similar benefits pursuant to the terms of an individual agreement in effect between the Executive and any member of the LiveWire Group or an affiliate of the LiveWire Group.

(b) On-Going Eligibility Requirements. If the Executive satisfies the core eligibility requirements in Section 3(a) but subsequently takes any action that the Company reasonably determines violates the terms of one or more of the agreements specified in Section 3(a)(iv), the LiveWire Group, in its sole discretion, may discontinue any Severance Benefits, in addition to whatever other remedies may be available to the LiveWire Group with respect to breach of one or more of the agreements.

4. Severance Benefits. An Executive who is entitled to Severance Benefits in accordance with Section 3 shall receive the following benefits:

(a) Lump Sum.

The Executive will receive a lump sum cash payment, based upon the Executive’s role or level immediately prior to the Executive’s Date of Termination, as determined in accordance with the following schedule:

Organization Level	Severance Payment
CEO, President	12x Monthly Base Salary
CFO, CLO & CTO, CAO, & Vice Presidents	6x Monthly Base Salary

The lump sum payment will be paid within two- and one-half months following the last day of the month in which occurs the Executive’s Date of Termination. via direct deposit.

(b) Prorated Annual Incentive Plans Payment. The Executive will be entitled to receive a pro-rated payment under the LiveWire Group, Inc. Employee Incentive Plan (annual plan), calculated as follows:

(i) The pro-rata payment for the Executive shall equal (A) the percentage (based on actual performance results for the full performance period determined following the conclusion of the performance period) that would have been applicable to the Executive with respect to any financial performance goal under the LiveWire Inc. Employee Incentive Plan if the Executive’s employment had continued through the last day of the performance period (taking into account maximum plan payment limits and any exercise of the Committee’s retained discretion to reduce the amount of the payout to the extent that such discretion is uniformly applied by the Committee with respect to similarly situated participants in the LiveWire, Inc. Employee Incentive Plan as a group, multiplied by (B) the base salary actually paid to the Executive during the portion of the performance period (and prior to the Date of Termination) during which the Executive was employed in an eligible employment position by any member of the LiveWire Group. No amount shall be payable with respect to any component of the LiveWire, Inc. Employee Incentive Plan that is based on subjective performance criteria.

The prorated payment under this Section 4(b) will be made at the same time that similar such payments are made to active employees, but in no event later than two and one- half (2 1⁄2) months following the close of the year in which occurs the Executive’s Date of Termination.

The prorated payout applies only to the annual incentive programs designated above. The Plan does not provide for special vesting or payout rules for long-term incentive awards or awards made pursuant to the Stock Plans.

(c) Group Health Plan Lump Sum. The Executive will receive an amount (subject to applicable tax withholding) equal to the product of (i) the number of months provided under section 4(a) with respect to which the Severance Payment is calculated, and (ii) the monthly amount of the Company’s contribution to the premiums (or the Company’s cost allocation in lieu of premiums) for the medical coverage in which the Executive (and, if applicable, the Executive’s spouse and eligible dependents) were enrolled immediately prior to the Executive’s Date of Termination. For the avoidance of doubt, if, as of an Executive’s Date of Termination, such Eligible Executive does not participate in any of the Company’s group health plans, then the Executive’s Group Health Plan Lump Sum will equal zero. The group health plan lump sum payment will be paid at the same time and method as the Severance Payment referenced in section 4(a).

(d) Death of the Executive. If the Executive dies prior to the payments of amounts due to the Executive under this Plan, then any amounts that otherwise would have been paid to the Executive will be paid to the Executive’s estate.

(e) Payment in Lieu of Outplacement. The Executive will receive a payment of $10,000 USD (subject to applicable tax withholding) for his or her use in securing outplacement services. The Company will not offer any other form of outplacement assistance. The lump sum payment will be paid within two and one half (2 1⁄2) months following the last day of the month in which occurs the Executive’s Date of Termination.

(f) No Duplication of Benefits. Except as otherwise expressly provided pursuant to this Plan, this Plan shall be construed and administered in a manner which avoids duplication of compensation and benefits which may be provided under any other plan, program, contract, policy, or other individual agreement or arrangement. In the event an Executive is covered, as of his or her Date of Termination, by any other plan, program, contract, policy, or individual agreement or arrangement, that may duplicate the payments or benefits provided for in this Section 4, the Company or LiveWire Group Employer may reduce or eliminate benefits provided for under this Plan to the extent of the duplication.

(g) No Effect on Other Benefits. Other than Severance Benefits, which are governed by this Plan, this Plan does not abrogate (or enlarge) any of the usual entitlements which an Executive has or will have, first, while a regular employee, and subsequently, after termination, and thus, such Executive shall be entitled to receive all (but only such) benefits payable to him or her under each and every qualified plan, welfare plan, and any other plan, program, contract, or practice relating to benefits and deriving from his or her employment with the LiveWire Group, including, without limitation, benefits payable pursuant to the Stock Plans and applicable agreements thereunder (if applicable to the Executive), pension (if applicable to the Executive), pension restoration (if applicable to the Executive), 401(k), payment in lieu of post-retirement life insurance (insurance allowance program), and deferred compensation, but in each case solely in accordance with the terms and provisions of the applicable plan, program, contract or practice.

5. Code Section 409A. This Section 5 addresses the application of Code Section 409A to the Severance Benefits provided under the Plan.

(a) The Severance Payment under Section 4(a) and the prorated bonus under Section 4(b) are intended to constitute “short term deferrals” that are exempt from Code Section 409A in accordance with Section 1.409A-1(b)(4) of the Income Tax Regulations (or any successor thereto). However, and notwithstanding any provision in this Plan to the contrary, if the Severance Payment or any other Severance Benefit is determined to be subject to the mandatory delay rule of Code Section 409A(a)(2)(B)(i), payment of such benefit shall be delayed for such period of time as may be necessary to meet the requirements of the Code. Subject to earlier payment in the event of the Executive’s death, the delayed payment amount shall be paid to the Executive, in a single sum cash payment, on the later of (i) the date on which payment would otherwise be made under this Plan, or (ii) the date which is six (6) months following the Executive’s Separation from Service.

(b) Any payment which is deferred following the Executive’s Separation from Service to comply with Code Section 409A(a)(2)(B)(i) shall, when paid, include interest, calculated at the reference rate or the prime rate, as the case may be, of US Bank Milwaukee, Wisconsin, as such rate is in effect from time to time during the period beginning on the last date on which the amount would otherwise have been paid to the date on which payment is actually made.

(c) The Executive’s termination of employment does not affect any deferral or distribution elections that an Executive may have in place with respect to the deferral or payment of any benefits that are subject to Code Section 409A, and deferral or payment of such amounts will be made pursuant to the terms of the applicable plan or program under which such deferral or distribution election was made.

(d) To the extent any provision of this Plan or any omission from this Plan would (absent this provision) cause amounts to be includable in income under Code Section 409A(a)(1), this Plan shall be deemed amended to the extent necessary to comply with the requirements of Code Section 409A; provided, however, that this provision shall not apply and shall not be construed to amend any provision of this Plan to the extent this provision or any amendment required thereby would itself cause any amounts to be includable in income under Code Section 409A(a)(1).

6. Payment Limitation.

(a) Notwithstanding any other provision of this Plan, with respect to any Executive who the Plan Administrator, in its discretion, determines to be a “disqualified individual” for purposes of Code Sections 280G and 4999, if any portion of the payments or benefits under this Plan, or under any other agreement with or plan of the LiveWire Group or any other plan, agreement or arrangement that is required to be aggregated with this Plan for purposes of Code Sections 280G and 4999 (in the aggregate, the “Total Payments”), would constitute an “excess parachute payment” that is subject to the tax imposed by Code Section 4999, then the Total Payments to be made to the Executive shall be reduced such that the value of the aggregate Total Payments that the Executive is entitled to receive shall be One Dollar ($1) less than the maximum amount which the Executive may receive without becoming subject to the tax imposed by Code Section 4999; provided that the foregoing reduction in the amount of Total Payments shall not apply if the after-tax value to the Executive of the Total Payments prior to reduction in accordance with this subsection (a) (including the tax imposed by Code Section 4999) is greater than one hundred ten percent (110%) of the after-tax value to the Executive if the Total Payments are reduced in accordance with this subsection (a).

(b) For purposes of this Section, the terms “excess parachute payment” and “parachute payments” shall have the meanings assigned to them in Code Section 280G, and such “parachute payments” shall be valued as provided therein. Present value shall be calculated in accordance with Code Section 280G(d)(4). The Executive and the LiveWire Group Employer, at the LiveWire Group Employer’s expense, shall obtain the opinion (which need not be unqualified) of nationally recognized tax counsel (“National Tax Counsel”) selected by the LiveWire Group Employer’s independent auditors and acceptable to the Executive, which opinion sets forth:

(i) the amount of the Base Period Income,

(ii) the amount and present value of the Total Payments,

(iii) the amount and present value of any excess parachute payments determined without regard to the limitations of this Section 6,

(iv) the after-tax value of the Total Payments if the reduction in Total Payments contemplated under subsection (a) of this Section 6 did not apply, and

(v) the after-tax value of the Total Payments taking into account the reduction in Total Payments contemplated under subsection (a) of this Section 6.

(c) The term “Base Period Income” means an amount equal to the Executive’s “annualized included compensation for the base period” as defined in Code Section 280G(d)(1) (or any successor provision). For purposes of such opinion of National Tax Counsel, the value of any noncash benefits or any deferred payment or benefit shall be determined by the LiveWire Group Employer’s independent auditors in accordance with the principles of Code Sections 280G(d)(3) and (4), which determination shall be evidenced in a certificate of such auditors addressed to the LiveWire Group Employer and the Executive. For purposes of determining the after-tax value of the Total Payments, the Executive shall be deemed to pay federal income taxes and employment taxes at the highest stated rate of federal income and employment taxation on the date on which the determination is being made and state and local income taxes at the highest stated rates of taxation in the state and locality of the Executive’s domicile for income tax purposes on the date on which the determination is being made, net of the maximum reduction in federal income taxes that may be obtained from deduction of such state and local taxes. The opinion of National Tax Counsel shall be dated as of the date of the Executive’s Covered Termination and addressed to the LiveWire Group Employer and the Executive and shall be binding upon the LiveWire Group Employer and the Executive. If such opinion determines that there would be an excess parachute payment (and that the after-tax value of the Total Payments if the reduction in the Total Payments contemplated under subsection (a) of this Section 6 did not apply is not greater than one hundred ten percent (110%) of the after-tax value of the Total Payments taking into account the reduction contemplated under subsection (a) of this Section 6), then the payments and benefits hereunder or any other payment or benefit determined by such counsel to be included in the Total Payments shall be reduced or eliminated so that under the bases of calculations set forth in such opinion there will be no excess parachute payment. If such National Tax Counsel so requests in connection with its opinion, the Executive and the LiveWire Group Employer shall obtain, at the LiveWire Group Employer’s expense, and the National Tax Counsel may rely on in providing the opinion, the advice of a firm of recognized executive compensation consultants as to the reasonableness of any item of compensation to be received by the Executive. If the provisions of Code Sections 280G and 4999 are repealed without succession, then this Section 6 shall be of no further force or effect.

7. Other Termination. In the event the Executive’s employment terminates other than pursuant to a Covered Termination, including, without limitation, a termination for Cause, termination by reason of the Executive’s death, Disability or a voluntary retirement or termination by the Executive, the Executive shall be entitled to no benefits or rights under this Plan. Notwithstanding anything herein to the contrary, an otherwise involuntary termination of the Executive’s employment will not be treated as a voluntary termination or as a voluntary retirement solely because the Executive’s termination is characterized as a voluntary resignation or retirement in connection with any public announcement concerning the Executive’s departure or because the Executive receives retirement benefits.

8. Plan Administration. The Committee shall be the fiduciary for this Plan and, as such, shall have full and discretionary responsibility and authority to interpret, control and administer this Plan and to determine eligibility for and the amount of benefits pursuant to this Plan, including the power to amend this Plan as provided in Section 11, the power to promulgate rules of Plan administration, the power to investigate and settle any disputes as to rights or benefits arising under this Plan, the power to appoint agents, accountants and consultants, the power to delegate the Committee’s duties, and the power to make such other decisions or take such other actions as the Committee, in its sole discretion, deems necessary or advisable to aid in the proper administration of this Plan. Actions and determinations by the Committee (or its delegate) shall be final, binding and conclusive for all purposes of this Plan unless determined by a court of competent jurisdiction to be arbitrary and capricious. The Committee has delegated to the Company, acting through its authorized executives and other employees, the power to administer the day-to-day operations of this Plan, including without limitation the calculation of benefits payable under this Plan.

9. Required Tender Back of Benefits. If the Executive has or claims or have any Claims (as defined in Section 3), Executive may elect to assert such Claims. If, however, Executive does formally assert one or more Claims in a writing submitted to the LiveWire Group, or in a writing submitted to or filed with an appropriate body to determine such Claims, for the legal enforcement of such Claims, such writing shall constitute an irrevocable waiver and disclaimer of the Executive’s benefits and rights under this Plan. Further, If the Executive has received benefits under the Plan for a Covered Termination and thereafter asserts any Claims (as defined in Section 3), other than an ERISA appeal pursuant to Section 10 below, the Executive shall, notwithstanding any other plan or agreement to the contrary, return to the LiveWire Group all benefits received under this Plan. If for any reason Executive cannot legally be compelled to return such benefits, the LiveWire Group shall be given, to the maximum extent allowed by law, credit for all amounts received by Executive under the Plan against amounts otherwise due to Executive arising out of any such Claims. Notwithstanding the foregoing, this Section 9 shall not be construed to limit or otherwise modify the terms of any release executed by Executive pursuant to Section 3 or otherwise.

10. ERISA Appeal Procedure.

(a) This Section 10 applies only in the limited circumstances in which an Executive has been determined either (i) to not satisfy the requirements for Severance Benefits set forth in Section 3 and the Executive believes that he or she is entitled to Severance Benefits under the Plan, or (ii) to be entitled to Severance Benefits in accordance with the rules set forth in Section 3 but the Executive believes that the amount of Severance Benefits received is less than the amount of benefits provided under the Plan.

(b) An appeal may be filed within ninety (90) days after the Executive’s Date of Termination, and must set forth the benefits claimed and the reason therefor. The Committee will notify the Executive of its decision within ninety (90) days of receipt of the appeal. If special circumstances require an extension of time (not to exceed an additional ninety (90) days) for processing the appeal, the Plan Administrator will notify the Executive in writing of the extension prior to the expiration of the initial ninety (90) day period. If the Plan Administrator denies the claim, in whole or in part, such denial notice shall include all information required by law.

(c) Within sixty (60) days of notice of a denied appeal, the Executive may file a request for additional review. Upon request and free of charge, the Plan Administrator shall provide the Executive with reasonable access to, and copies of, all documents, records and other information relevant to the Executive’s request. If the Executive timely requests further review, the Plan Administrator will again review all of the comments, documents, records and other information submitted by the Executive, will render its final decision and provide this decision to the Executive within sixty (60) days of its receipt of the request for review. If special circumstances require an extension of time (not to exceed an additional sixty (60) days) for processing the review, the Plan Administrator will notify the Executive in writing of the extension prior to the expiration of the initial sixty (60) day period. If the Plan Administrator denies the claim, in whole or in part, such denial notice will include the information required by law.

(d) Any person claiming entitlement to a benefit under this Plan must exhaust the appeal and review procedures described above prior to pursuing any other remedy. Any suit or legal action initiated by or on behalf of the Executive or other person claiming entitlement to a benefit under this Plan must be brought no later than one (1) year following the Plan Administrator’s final decision under subsection (c) above. This (1) one year limitation period on suits for benefits applies in any forum where the Executive or other person claiming entitlement to a benefit under this Plan (or any other person on behalf of the Executive or such person) initiates such suit or legal action.

11. Amendment and Termination. The Company, by action of the Committee, reserves the right to amend this Plan from time to time or to terminate this Plan; provided, however, that no such amendment or termination shall reduce the amount of Severance Benefits payable to any Executive whose Date of Termination has already occurred. In addition, the Vice President – General Counsel of the Company may amend or modify the terms of this Plan to the extent necessary or advisable to comply with or obtain the benefits of or advantages under the provisions of applicable law, regulations or rulings or requirements (including, without limitation, any amendment necessary to comply with or secure an exemption from Code Section 409A).

12. Plan Document Controls. This document is the official plan document for this Plan. In the event of any conflict between this document and any other document, instrument, or communication describing the policies or procedures with respect to Severance Benefits, the terms of this document are controlling.

13. Plan Not a Guarantee of Employment. Nothing in this Plan shall be construed to prevent the LiveWire Group Employer from terminating the Executive’s employment either for Cause or without Cause.

14. Plan Funding. No Executive or beneficiary thereof shall acquire by reason of this Plan any right in or title to any assets, funds, or property of the LiveWire Group. Any Severance Benefits that become payable or will be provided under this Plan are unfunded obligations of the applicable LiveWire Group Employer, and shall be paid from the general assets of such entity. No past or present executive, employee, officer, director, executor, assign, representative, or agent of the LiveWire Group guarantees in any manner the payment or provision of any Severance Benefits.

15. Governing Law. This Plan shall be governed by and construed in accordance with ERISA, and to the extent not preempted thereby, by the laws of the State of Wisconsin, without regard to conflict of law principles.

16. Venue. As a condition of becoming a participant in and potentially receiving benefits under this Plan, the Executive consents and agrees that in the event of any dispute arising from or in connection with this Plan, the Executive consents and agrees to in personam jurisdiction and to venue exclusively in either the Circuit Court for Milwaukee County, Wisconsin, or the United States District Court for the Eastern District of Wisconsin, located in Milwaukee, Wisconsin.

17. No Requirement of Mitigation. The Executive shall not be required to mitigate damages or the amount of any payment to the Executive provided for under this Plan by seeking other employment or otherwise, nor shall the amount of any payment provided for under this Plan be reduced by any compensation earned by the Executive as a result of employment by another employer after a Covered Termination.

18. Headings. The headings in this Plan are for convenience of reference and shall not be given substantive effect.

19. Withholding. The LiveWire Group shall be entitled to withhold from amounts to be paid to the Executive hereunder any federal, state or local withholding or other taxes or charges which it is from time to time required to withhold; provided that the amount so withheld shall not exceed the minimum amount required to be withheld by law. In addition, if prior to the date of payment of the benefits hereunder, the Federal Insurance Contributions Act (FICA) tax imposed under Code Sections 3101, 3121(a) and 3121(v)(2), where applicable, becomes due, the LiveWire Group may provide for an immediate payment of the amount needed to pay the Executive’s portion of such tax (plus an amount equal to the income taxes that will be due on such amount) and the Executive’s remaining benefits under this Plan shall be reduced accordingly.

20. Successors. This Plan shall be binding upon, inure to the benefit of and be enforceable by the LiveWire Group and the Executive and their respective heirs, legal representatives, successors and assigns. If the LiveWire Group or any member of the LiveWire Group shall be merged into or consolidated with another entity, the provisions of this Plan shall be binding upon and inure to the benefit of the entity surviving such merger or resulting from such consolidation.

21. Severability. Any provision of this Plan which is held to be unenforceable or invalid in any respect in any jurisdiction shall be ineffective in such jurisdiction to the extent that it is unenforceable or invalid without affecting the remaining provisions hereof, which shall continue in full force and effect. The unenforceability or invalidity of a provision of this Plan in one jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

22. Nonassignment. The Severance Benefits under this Plan may not be sold, assigned, transferred, pledged, anticipated, mortgaged, or otherwise encumbered, transferred, hypothecated, or conveyed in advance of actual receipt of the Severance Benefits, if any, or any part thereof by the Executive.